Exhibit 99.1

Nabriva Announces Closing of Rights Offering and Underwritten Offering

VIENNA, Austria and KING OF PRUSSIA, Pa., December 19, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG announced today the closing of its previously announced rights offering for up to 588,127 common shares, including common shares represented by American Depositary Shares (ADSs), to its existing common shareholders and ADS holders and its previously announced underwritten offering of 3,267,750 ADSs, representing all of the 326,775 unsubscribed common shares, including common shares represented by ADSs.  All of the ADSs and common shares were sold by Nabriva.  Each ADS represents one tenth (1/10) of a common share.

The rights offering and the subsequent underwritten offering together generated aggregate gross proceeds of approximately $25 million. Aggregate net proceeds to Nabriva from the rights offering and the underwritten offering are expected to be approximately $21 million, after deducting estimated fees and offering expenses.  Nabriva plans to use the net proceeds from the rights offering and the underwritten offering for general corporate purposes, including working capital and pre-commercial activities.

Cantor Fitzgerald & Co. acted as financial advisor to Nabriva in connection with the rights offering and as sole book-running manager of the underwritten offering.

A registration statement relating to these securities has been filed with and declared effective by the U.S. Securities and Exchange Commission (SEC). Copies of the prospectus supplement and accompanying prospectus relating to this offering may be obtained from Cantor Fitzgerald & Co., at Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Ave., 6th Floor, New York, New York 10022, or by telephone at 212-829-7122, or by e-mail at prospectus@cantor.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics.

Forward Looking Statements

Any statements in this document about future expectations, plans and prospects for Nabriva, including but not limited to statements about prospective financings and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe community-acquired bacterial pneumonia (CABP), the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this document represent Nabriva’s views as of the date of this document. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this document.